Filed Pursuant to Rule 424(b) and (c)
Registration No. 333-48336
SUPPLEMENT NO. 2

TO

POST-EFFECTIVE AMENDMENT NO. 3

TO

FORM SB-2 REGISTRATION STATEMENT
DATED JANUARY 31, 2002

MOBILE PET SYSTEMS, INC.

18,269,500 Shares of Common Stock

This supplement contains information that you should read in conjunction with our Post-Effective Amendment No. 3 to Form SB-2 Registration Statement dated January 31, 2002 and our Supplement No. 1 to Post-Effective Amendment No. 3 to Form SB-2 Registration Statement, filed July 29, 2002, (collectively, together with this Supplement No. 2, the “Registration Statement”).

On July 31, 2002 (the “Closing Date”), Mobile PET Systems, Inc. (“Mobile PET”) consummated a sale for $6,000,000 of 10,000,000 shares of common stock, par value $0.001 per share (“Common Shares”) and warrants to purchase 3,000,000 Common Shares, all pursuant to a Securities Purchase Agreement dated July 12, 2002 by and between Mobile PET, Ivan Bradbury and Integrated Healthcare Management, S.A., a Luxembourg company. Mr. Bradbury and Integrated Healthcare Management, S.A. are unrelated to Mobile PET. The warrants sold in this transaction are exercisable at any time until July 31, 2007 at a price of $0.448 per share (representing 80% of the average closing price of Common Shares for the 5 trading days before the Closing Date). Mr. Bradbury, as purchaser under the Securities Purchase Agreement, assigned his rights to Dragon Nominees Limited (“Dragon”), a company organized under the laws of England and Wales. Mobile PET also entered into a Registration Rights Agreement granting Dragon certain rights to register the 10,000,000 Common Shares purchased in this transaction and the Common Shares issuable upon exercise of the warrants sold in this transaction. The Securities Purchase Agreement provides that Dragon has the right to nominate a member of Mobile PET’s board of directors.

Concurrently with the closing of the forgoing transaction, Mobile PET entered into and consummated a Stock Purchase Agreement with Bernd Steudle. This agreement provided for the sale of 1,250,000 Common Shares and warrants to purchase 375,000 Common Shares. Mobile Pet received $750,000 in connection with this transaction, $500,000 of which had been previously advanced. That previous advance was restricted for use in connection with the redemption of Mobile PET’s preferred stock, and was required to be returned if not so used. The warrants sold in this transaction are exercisable at any time until July 31, 2007 at a price of $0.448 per share (representing 80% of the average closing price of Common Shares for the 5 trading days before the closing date of July 31, 2002). In the Stock Purchase Agreement Mr. Steudle directed his shares and his warrant be issued to Bank J. Vontobel & Sons, AG, as his nominee. Mobile PET also entered into a Registration Rights Agreement with Mr. Steudle granting him certain rights to register the 1,250,000 Common Shares purchased in this transaction and the Common Shares issuable upon exercise of the warrants sold in this transaction, all on terms substantially identical to those granted to Dragon. Bernd Steudle is the father of Axel Steudle. Axel Steudle is a director of Mobile PET. This transaction was a condition precedent to the transaction with Ivan Bradbury and Integrated Healthcare Management (see above). Bernd Steudle was acting as Axel Steudle’s designee under that Securities Purchase Agreement.

None of the Common Shares sold in the foregoing transactions, nor the Common Shares issuable upon exercise of the warrants sold in the foregoing transactions, are the subject of this Registration Statement.

Concurrently with the closing of the foregoing transactions, Mobile PET entered into and consummated a Redemption Agreement with York, LLC to redeem 23 shares of Mobile PET’s outstanding Series A 8% Cumulative Convertible Redeemable Preferred Stock and 27 shares of its Series B 8% Cumulative Convertible

Redeemable Preferred Stock. These represent all of the outstanding Mobile PET preferred stock. Mobile PET paid $3,784,071.97 to York, LLC in connection with this redemption ($500,000 of which had previously been advanced).

As part of this transaction Mobile PET also agreed to re-price certain existing warrants held by York, LLC to purchase 199,851 shares of Common Stock. Before re-pricing, these warrants had exercise prices varying between $5.00 per share to $2.5125 per share. After the re-pricing these warrants are exercisable for $1.00 per share. These warrants include the following: (i) a warrant to acquire 120,000 Common Shares (originally at a price of $5.00 per share) dated March 3, 2000, and expiring February 28, 2005; (ii) a warrant to acquire 50,000 Common Shares (originally at a price of $3.00 per share) dated September 21, 2000 and expiring September 30, 2005; and (iii) a warrant to acquire 29,851 Common Shares (originally at a price of $2.5125 per share) dated November 9, 2000, and expiring November 9, 2005.

This Registration Statement includes Common Shares issuable upon conversion of outstanding preferred stock and Common Shares issuable upon exercise of certain warrants. The effect of the foregoing transactions is to eliminate conversions of Series A and Series B Preferred Stock into Common Shares after July 31, 2002. All references to further conversion of Preferred Stock in the Registration Statement should be deleted.

In addition, the foregoing transactions also modified the exercise price of certain warrants to purchase Common Shares. All references to the exercise price of the warrants listed above should be deemed to refer to an exercise price of $1.00 per share.

The sections of Post-Effective Amendment No. 3 to Form SB-2 modified by the foregoing include, without limitation, the following:

1.  Cover page.

2.  Risk Factors—The issuance of shares under outstanding convertible preferred stock may depress our stock (on page 5).

3.  Description of Securities—Preferred Stock—Series A Convertible Preferred Stock, and Description of Securities—Preferred Stock—Series B Convertible Preferred Stock (both on page 21).

The date of this supplement is August 7, 2002.